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Daniel Schmachtenberger

Co-Founder, Director of Research and Development at
Neurohacker Collective

Carlsbad, California

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Neurohacker Collective

Maharishi University of
Management

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500+ connections

Daniel is the director of Research and Development and a Co-Founder at the Neurohacker Collective,
where he is focused on developing processes and technologies for advancing medicine and human
optimization. He is particularly focused on personalized medicine, adequate approaches to complex i...

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Experience

Co-Founder, Director of Research and Development
Neurohacker Collective
Jan 2016 – Present • 2 yrs 7 mos
San Diego

Daniel is the director of Research and Development and a Co-Founder at the Neurohacker
Collective, where he is focused on developing processes and technologies for advancing
medicine and human optimization. He is particularly focused on personalized medicine,
adequate approaches to complex illness, and deepening our knowledge of how the human
regulatory systems function, how they break down, and how they can be supported to function
with greater resilience.

https://neurohacker.com/

Media (3)

Guide - Neurohacker Collective   QualiaWhite.jpg

Blogger
Civilization Emerging
Mar 2017 – Present • 1 yr 5 mos





Emerging

Growing up home-schooled, Daniel had early exposure to design science (Buckminster Fuller, Jacques Fresco, Permaculture, etc.), systems science and complexity (Fritjof Capra, Stuart Kauffman, etc.), philosophy and psychology (eastern and western approaches), and activism (animal rights, environmental issues, social justice, etc.) His passion has always been at the intersection of these topics – specifically, facilitating the emergence into a mature civilization – that can prevent otherwise impending catastrophes, remediate existing damage, make possible a radically higher quality of life for all sustainably, and support greater realization of our individual and collective potential.

Daniel works on a number of projects related to these goals.

https://civilizationemerging.com

Collective Insights

Podcast Host

Collective Insights

Sep 2017 – Present • 11 mos

Discussions with leading thinkers on topics related to human well-being and optimization.

https://neurohacker.com/collective_insights_podcast

Critical Path Global

Founder, Director of Research and Development

Critical Path Global

2013 – Aug 2016 • 3 yrs

San Diego

Daniel is the Founder of Critical Path Global and the previous think tank that lead to its formation -- Strategic Global Solutions. His background in systems science, human behavior, and activism brought him to focus on the global systems that interconnect and drive our major global challenges. He has spent much of the last decade studying the etiology, scope, magnitude, timelines, and interconnectedness of major issues; inventorying global resources and solutions; doing detailed comparative analysis of economic and governance systems; and developing comprehensive systems solutions, adequate to the issues and realistically achievable.

The current work of Critical Path Global is focused on the Emergence Project: http://www.theemergenceproject.org

Advisory Board Member
The Foundation for Conscious Evolution
2013 – 2015 • 2 yrs

"I consider Daniel to be a primary planetary agent of our survival and thrival. His brilliance, passion and extraordinary capacity to see the whole system in all its parts is unprecedented in my experience. He is a a genius." ~Barbara Marx Hubbard

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Education

Maharishi University of Management
Bachelor's degree, Mathematics
1997 – 2001
Activities and Societies: Math club, permaculture club, local activism and volunteering, alternative energy technology group, tai chi, personal development group, integrative medicine group

Mathematics, philosophy, physics, chemistry

Body Mind College
Graduate Studies, Counseling Psychology
2001 – 2005

A.B.D.

Volunteer Experience

Canvasser
Greenpeace
1991 – 1993 • 2 yrs
Environment

Canvassing door to door and at events, letter writing campaigns, protests, and education. My early experiences here and with other activist organizations were formative to the thinking that lead to Critical Path and The Emergence Project.

Builder
Project Mercy
2002 – 2002 • less than a year
Poverty Alleviation

Building homes in poverty stricken areas of Mexico.

Canvasser
Human Rights Campaign
1995 – 1995 • less than a year
Civil Rights and Social Action

Canvassing at earth day and other events for civil rights issues.

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